SunGard Capital Corp. SunGard Capital Corp. II 680 East Swedesford Road Wayne, PA 19087

August 4, 2009

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SunGard Capital Corp.

Registration Statement on Form 10

Filed April 30, 2009

File No. 000-53653

SunGard Capital Corp. II

Registration Statement on Form 10

Filed April 30, 2009

File No. 000-53654

SunGard Data Systems Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

File No. 001-12989

Dear Mr. Shuman:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced Registration Statements, as amended (the “Registration Statement”) of SunGard Capital Corp. and SunGard Capital Corp. II (the “Company,” “we” or “our”) and the Form 10-K of SunGard Data Systems Inc. (“SunGard Data Systems”). Set forth below are the Company’s responses to the comments of the Staff contained in your letter, dated July 21, 2009, to Mr. Michael J. Ruane, Chief Financial Officer of the Company.

For your convenience, we have repeated each of the Staff’s comments below, in bold type, together with the headings used in the Staff’s letter. The Company’s response follows each comment.

The information set forth herein has been provided for your information only and shall not be deemed to have been filed with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Costs and Expenses, page 32

1.

Comment: We note the detail provided in your response to prior comment 4 that elaborates on the assumptions and valuation models relied upon in determining the fair value of your reporting units as part of your evaluation for goodwill impairment. Revise your filing to incorporate this detail as it appears to be helpful and insightful information to investors.

Response: The Company acknowledges the Staff’s comment and will include the following disclosure in future filings, as applicable:

As a result of the change in the economic environment in the second half of 2008 and completion of the annual budgeting process, we completed an assessment of the recoverability of our goodwill in December 2008. In completing this review, we considered a number of factors, including a comparison of the budgeted revenue and profitability for 2009 to that included in the annual impairment test conducted as of July 1, 2008, and the amount by which the fair value of each reporting unit exceeded its carrying value in the 2008 impairment analysis, as well as qualitative factors such as the overall economy’s effect on each reporting unit. Based on that review, we concluded that the entire enterprise did not experience a triggering event that would require an impairment analysis of all of our reporting units, but that some reporting units required further impairment analysis. Based on this further analysis, we concluded that the decline in expected future cash flows in one of our PS reporting units was sufficient to result in an impairment of goodwill of $128 million.

Item 6. Executive Compensation

Compensation Discussion and Analysis, page 51

2.

Comment: Please clarify whether your CEO makes recommendations to the Compensation Committee that affect his own compensation.

Response: The Company will specify that our CEO makes recommendations to the Compensation Committee that affect his own compensation in future filings.

Performance-Based Incentive Compensation, page 53

3.

Comment: We note your response to prior comment 8. Because four of your five named executive officers received compensation in excess of their on-target bonuses, it appears that the maximum bonus levels are material to understanding the actual compensation awarded. Please disclose the maximum bonus levels for each of your named executive officers. Alternatively, please explain how the actual 2008 EIC bonuses were calculated for each named executive officer based on their performance relative to their respective EIC targets.

Response: The actual 2008 EIC bonuses for Messrs. Conde, Ruane and Muratore represent the on-target EIC bonuses earned as a result of the Company achieving the on-target 2008 Internal EBITA goals applicable to them. The Financial Systems Segment exceeded the on-target 2008 Internal EBITA goal and, as a result, the actual 2008 EIC bonuses for Messrs. Ashton and Finders reflect the on-target EIC amount plus an amount equal to an EBITA override percentage multiplied by the amount by which EBITA exceeded the on-target goal. The actual Financial Systems segment revenue for 2008 resulted in a multiplier of 1, so no further adjustments were made. The Company will include this explanation of how the bonuses were calculated in future filings.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 66.

4.

Comment: Please provide your analysis as to why these ordinary course arrangements are not arrangements in which your Sponsors or their affiliates have, or are expected to have, a direct or indirect material interest. See Section V.A.1 of SEC Release 33-8732a for further guidance.

Response: As further detailed below, we believe that there is no material interest in these arrangements because the transactions at issue are ordinary course transactions that do not involve amounts that are material either to the Company or to the Sponsors and their affiliates, are subject to competitive pressures and arms-length negotiations, and neither the Sponsors and their affiliates, nor we, are required to enter into these transactions pursuant to any other agreement, arrangement or understanding. We believe this conclusion is supported by statements from the Commission, including in the adopting release, as also described further below.

SEC Release 33-8732a (the “Release”) notes that, in determining whether a related party has a material interest in a transaction with an issuer, an issuer must assess the significance of the information to the investors in light of all the circumstances. The Release also states that the relationship of the related person to the transaction, the importance of the interest to the related party having such interest, and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors. The Release emphasizes that there may be situations where, based on this materiality determination, the interest of a related person is not required to be disclosed. More specifically, the Release notes that a transaction that is undertaken in the ordinary course of business of the company and on the same terms that the company offers generally in transactions with persons who are not related persons are factors that could be taken into consideration when performing the materiality analysis for determining whether disclosure is required.

The Company respectfully submits that its ordinary course business transactions with the Sponsors and their affiliates are not material. Our Sponsors, their associated persons and entities in which they invest enter into a significant number of operational contracts, including for software and IT services. As one of the world’s leading software and IT services companies, we have thousands of contracts to provide software and processing solutions to institutions throughout the financial services industry, higher education and the public sector. For example, the Company offers solutions that automate the business processes associated with trading securities, managing portfolios and accounting for investment assets, consulting services, and IT management services, all of which are key operational issues for investment entities. Entering into such contracts is a part of the ordinary course of business of both the Company and the Sponsors and their affiliates, and the commercial arrangements for such services are negotiated with the Sponsors and their affiliates in the same manner as they are with other similarly sized customers. We note, for example, that the Company sells similar services to entities that are peers of, and competitors to, our related persons and that there is no policy or other directive that has been established to provide preferential treatment to the Sponsors or their affiliates or to require that either we or they contract with the other to provide such services. In 2008, the revenue to the Company from such arrangements was a de minimis amount of our revenue and was similarly an immaterial amount of the operational expenses of our Sponsors and their affiliates.

In light of all of these circumstances, we do not believe the significance of this information to our investors rises to the level of materiality that would require itemized disclosure of each transaction under Item 404 of Regulation S-K, nor do we believe that from either a qualitative or a quantitative standpoint our Sponsors or their affiliates have, or are expected to have, a direct or indirect material interest in our ordinary course arrangements with them.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (484) 582-5405.

Very truly yours,

/s/ Michael J. Ruane
Michael J. Ruane, Senior Vice President and Chief Financial Officer

cc:	Julie H. Jones, Esq.